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                         May 12, 2022

       Ryan Hymel
       Chief Financial Officer
       Playa Hotels & Resorts N.V.
       Nieuwezijds Voorburgwal 104
       1012 SG Amsterdam, the Netherlands

                                                        Re: Playa Hotels &
Resorts N.V.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-38012

       Dear Mr. Hymel:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Non-U.S. GAAP Financial Measures, page 52

   1. We note your presentation of Resort Owned EBITDA which includes an adjustment for other corporate
expenses. Please describe the types and amounts of such expenses included in this
adjustment for each of the years presented.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon
       Menjivar, Accounting Branch Chief at 202-551-3856 with any questions. Ryan Hymel
Playa Hotels & Resorts N.V.
May 12, 2022
Page 2

FirstName LastNameRyan Hymel               Sincerely,
Comapany NamePlaya Hotels & Resorts N.V.
                                           Division of Corporation Finance
May 12, 2022 Page 2                        Office of Real Estate & Construction
FirstName LastName